J. Page Davidson
pdavidson@bassberry.com
(615) 742-6253

Jay H. Knight
jknight@bassberry.com
(615) 742-7756

June 14, 2018

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Attention:	Mara L. Ransom
Jennifer López-Molina
Danilo Castelli
Yolanda Guobadia
William Thompson

Re:	i3 Verticals, Inc.
Amendment No. 1 Registration Statement on Form S-1
Filed on June 11, 2018
File No. 333-225214

Ladies and Gentlemen:
On behalf of i3 Verticals, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we are concurrently filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-225214) (the “Registration Statement”), which was initially submitted by the Company on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on February 12, 2018, March 23, 2018 and May 10, 2018, and filed with the Commission on May 25, 2018, and subsequently amended by Amendment No. 1 on June 11, 2018. In this letter, we respond to the comment letter from the staff of the Commission (the “Staff”) to Gregory Daily, the Company’s Chief Executive Officer, dated June 12, 2018. The response provided herein is based on information provided to Bass, Berry & Sims PLC by the Company. For your convenience, we are also providing four copies of the Registration Statement, marked to show changes against the Registration Statement filed on June 11, 2018.

United States Securities and Exchange Commission
June 14, 2018

The Staff’s comments are set forth in italics in the numbered paragraphs below, followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Registration Statement.
General

1.
Please tell us whether you will be deemed a “controlled company” as defined by the market on which you intend to list your common stock and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company. In this regard, we note your disclosure that the Continuing Equity Owners will hold approximately 69.2% of the voting power and additionally, may redeem their common units of i3 Verticals, LLC for newly issued shares of your Class A common stock.

Response:  According to Nasdaq Marketplace Rule 5615(c)(1), a “controlled company” is defined as a company “of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.” The Company respectfully advises the Staff that following the offering, no individual, group, or other company will own 50% or more of the voting power for the election of directors of the Company. There are no contractual voting arrangements among any individual, group or other company as to how to vote their Class A or Class B common stock. Further, no individual, group or other company has given the Company any indication that they will (i) enter into such an agreement following the consummation of the offering or (ii) file a Schedule 13D with the Commission to indicate they are acting as a group. As such, although the voting power held by the Continuing Equity Owners in the aggregate totals 69.2% of the aggregate voting power in the Company’s total issued and outstanding share capital immediately after the completion of this offering (assuming an initial public offering price of $12.00 per share), no Continuing Equity Owner or Continuing Equity Owners acting as a group will have more than 50% of the aggregate voting power of the Company.

Because no individual, group or other company will own in excess of 50% of the Company’s outstanding voting power following consummation of the offering, and the Company has received no indication from any individual, group or other company that they intend to act as a group or file a Schedule 13D following consummation of the offering, the Company will not be a “controlled company” under the Nasdaq Marketplace Rules immediately following consummation of the offering. Moreover, even if the Company was able to qualify as a “controlled company,” the Company does not intend to rely upon the exemption. Thus, the Company does not intend to rely on the “controlled company exemption” in Nasdaq Marketplace Rule 5615(c)(2) and, pursuant to Nasdaq IM-5615-5, the Company has not provided any disclosures applicable to a controlled company.

United States Securities and Exchange Commission
June 14, 2018

Reorganization Transactions, page 7

2.
Please tell us how you determined the 242,554 shares of Class A common stock owned by you disclosed in the fifth bullet point on page 8. Please also tell us how you determined the 1,219,170 shares of Class A common stock of i3 Verticals owned by the Former Equity Holders disclosed in the sixth bullet point.

Response:  We acknowledge the Staff’s comment and respectfully advise the Staff that the 242,554 shares of Class A common stock owned by the Continuing Equity Owners result from the voluntary conversion of a portion of the principal amount outstanding under the Junior Subordinated Notes owned by those Continuing Equity Owners electing to convert into shares of our Class A common stock. In response to the Staff’s comment, we have revised the disclosure on page 8 of the Registration Statement to clarify this language. In calculating the number of shares, we divided the aggregate balance of Junior Subordinated Notes subject to conversion held by Continuing Equity Owners ($2,910,644) by the midpoint of the price range ($12) to produce 242,554 shares of Class A common stock that will be owned by the Continuing Equity Owners following the Reorganization Transactions.

The 1,219,170 shares of Class A common stock to be owned by the Former Equity Owners result from the conversion in the Reorganization Transactions of 687,436 Class P units in i3 Verticals, LLC owned by Former Equity Owners into 790,559 shares of Class A common stock plus the voluntary conversion of Junior Subordinated Notes owned by those Former Equity Owners electing to convert into 428,611 shares of Class A common stock, calculated by dividing the aggregate balance of Junior Subordinated Notes subject to conversion held by Former Equity Owners ($5,143,332) by the midpoint of the price range ($12).

Use of Proceeds, page 51

3.
Please explain to us why the use of proceeds to repay approximately $50.4 million of the revolving loan of your Senior Secured Credit Facility differs from the amount disclosed in the first full paragraph on page 68.

Response: In response to the Staff’s comment, the Company has revised the “Use of Proceeds” section on page 51 of the Registration Statement to explain that the additional proceeds of $2.8 million in cash resulting from the exercise of the warrants held by existing Warrant Holders will also be used to repay the revolving loan of our Senior Secured Credit Facility. We advise that the $0.1 million difference in the amounts referred to above is as a result of rounding.

United States Securities and Exchange Commission
June 14, 2018

Capitalization, page 54

4.	Please tell us how the adjustment to debt issue cost are presented in the unaudited pro forma interim condensed consolidated statements of operations and disclosed in the notes thereto.

Response:  In response to the Staff’s comment, the Company has revised its presentation and disclosures in the unaudited pro forma interim condensed consolidated statements of operations to include the impact of the lower amortization of debt issuance costs resulting from the assumed payoff of the Mezzanine Notes and the Junior Subordinated Notes and the write-off of the related unamortized debt issuance costs (the pro forma impact of which is reflected in the unaudited pro forma interim condensed consolidated balance sheet). Please see the revisions in footnote (g) of the unaudited pro forma interim condensed consolidated statements of operations for the six months ended March 31, 2018 on page 72 of the Registration Statement and footnote (h) of the unaudited pro forma interim condensed consolidated statement of operations for the year ended September 30, 2017 on page 79 of the Registration Statement.

Dilution, page 56

5.
We note your disclosure that i3 Verticals, LLC’s pro forma net tangible book value as of March 31, 2018 prior to this offering and after the assumed redemption was a deficit of $67.1 million. Please provide us with a schedule showing how you calculated the pro forma net tangible book value per share of Class A common stock as of March 31, 2018 prior to the offering and after the Assumed Redemption. Please also provide us with a schedule showing how you calculated the pro forma net tangible book value per share after the offering after giving effect to the Reorganization Transactions and the Assumed Redemption. In doing so, please tell us why the carrying value of the intangible assets, net as adjusted before the offering and after the offering presented in the unaudited pro forma condensed consolidated balance sheet on page 60 are not considered tangible assets in your computations of pro forma net tangible book value per share before and after the offering.

Response:  In response to the Staff’s comment, the Company has revised the “Dilution” section on page 56 of the Registration Statement to exclude the carrying value of intangible assets, net when calculating our pro forma net tangible book value as of March 31, 2018 prior to this offering and after the Assumed Redemption. We have also revised all related disclosures dependent on this computation. As requested by the Staff, the following is a schedule showing how the Company calculated the pro forma net tangible book value per share of Class A common stock as of March 31, 2018 prior to the offering and after the Assumed Redemption (dollars in thousands, except per share amounts):

United States Securities and Exchange Commission
June 14, 2018

Total assets	$172,817
Total liabilities	157,152
Deferred offering costs at March 31, 2018	2,396
Goodwill	80,373
Intangible assets, net	67,866
i3 Verticals, Inc. pro forma net tangible book value, prior to this offering and after the Assumption Redemption	$(134,970)
Total shares outstanding, prior to this offering and after Assumed Redemption	18,626,859
Pro forma net tangible book value per share, prior to this offering and after the Assumption Redemption	$(7.25)

As requested by the Staff, the following is a schedule showing how the Company calculated the pro forma net tangible book value per share after the offering after giving effect to the Reorganization Transactions and the Assumed Redemption (dollars in thousands, except per share amounts):

Total assets	$168,762
Total liabilities	78,390
Goodwill	80,373
Intangible assets, net	67,866
i3 Verticals, Inc. pro forma net tangible book value, after the offering after giving effect to the Reorganization Transactions and the Assumed Redemption	$(57,867)
Total shares outstanding, after the offering after giving effect to the Reorganization Transactions and the Assumed Redemption	25,564,607
Pro forma net tangible book value per share, after the offering after giving effect to the Reorganization Transactions and the Assumed Redemption	$(2.26)

Unaudited Pro Forma Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 61

6.
Please quantify the effect of each pro adjustment on each line item included in the unaudited pro forma condensed consolidated balance sheet in the footnotes to the extent not presently disclosed. In doing so, please disclose the number of shares of common units issued upon the exercise of existing warrants held by existing Warrant Holders and the related proceeds.

Response:  In response to the Staff’s comment, the Company has revised the unaudited pro forma condensed consolidated balance sheet and related footnotes, beginning on page 60 of the Registration Statement to quantify the effect of each pro forma adjustment.

United States Securities and Exchange Commission
June 14, 2018

7.
We note your disclosure in footnote (d) that all existing Class A units, common units and Class P units of ownership interest will be converted into either Class A voting common units of i3 Verticals LLC or Class B non-voting common units of i3 Verticals LLC. Please tell us how the conversions are reflected in the unaudited pro forma condensed consolidated balance sheet and revise or clarify your disclosures accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure in footnote (d) beginning on page 62 of the Registration Statement to reflect how each existing class of equity in i3 Verticals, LLC is converted to Class A voting or Class B non-voting common units of i3 Verticals, LLC. We have included the number of existing Class A units, common units and Class P units before the Reorganization Transactions, and the corresponding equity values, and how each equity instrument converts to either Class A voting common units and Class B non-voting common units, and the corresponding equity values, resulting from the Reorganization Transactions. The Company has also indicated that both the Class A voting common units and Class B non-voting common units of i3 Verticals, LLC will be further converted in conjunction with the transactions further described in footnote (e) and will no longer exist prior to this offering. The value of the newly issued common units of i3 Verticals, LLC has been included within the disclosures for Class B common stock of i3 Verticals, Inc. on the pro forma interim condensed consolidated balance sheet of i3 Verticals, Inc.

8.
Please tell us how the Former Equity Owners acquired the Class B common units disclosed in note (e)(3) and how the shares are presented in the unaudited pro forma condensed consolidated balance sheet and what consideration you gave to clarifying your disclosure. Please also clarify for us whether the Class B common units are voting units.

Response:  In response to the Staff’s comment, the Company has revised its disclosure in footnote (e)(3) on page 63 of the Registration Statement. Within footnote (d), we have described the equity instruments that convert to Class B non-voting common units. Within footnote (e), we have included the number of Class B non-voting common units and the number of Class A common stock of i3 Verticals, Inc. into which they will convert along with the corresponding equity value. The Former Equity Owners will acquire the Class B non-voting common units in the Reorganization Transactions through the conversion of their existing Class P units in i3 Verticals, LLC or through the conversion of the common units held following the exercise of warrants related to our Junior Subordinated Notes. We have revised our disclosure to include the number of newly issued common units in i3 Verticals, LLC and shares of Class A and Class B common stock of i3 Verticals, Inc. associated with the Former Equity Holders. We have also included a reconciliation of the total shares of Class A common stock of i3 Verticals, Inc. in our disclosure that includes the shares from the Former Equity Holders, the shares from this offering, and the shares from the voluntary private conversion of our Junior Subordinated Notes. Further, all Class B common units are non-voting common units.

United States Securities and Exchange Commission
June 14, 2018

9.	Please tell us how you determined the interest in i3 Verticals, LLC by i3 Verticals, Inc. disclosed in footnote (f).

Response:  In response to the Staff’s comment, please see below for a schedule showing the calculation of non-controlling interest in the Reorganization Transactions column, which has been added to footnote (f) beginning on page 64. The Company advises that it used a 95.7% non-controlling interest percentage because before the offering adjustments the Continuing Equity Owners control 95.8% of i3 Verticals, LLC (17,836,300 out of 18,626,859 units).

Member’s deficit at i3 Verticals, LLC Historical	$(4,295)
Plus: Fair value of the Mezzanine Warrants	8,542
Plus: Proceeds from the exercise of the Mezzanine Warrants	14
Plus: Change in fair value of the Mezzanine Warrants as of the offering date	470
Plus: Proceeds from the exercise of the Junior Subordinated Notes Warrants	2,833
Conversion of Redeemable Class A Units to Equity	8,101
Stockholders’ equity at i3 Verticals, Inc. after the Reorganization Transactions	15,665
Non-controlling interest in i3 Verticals, LLC by Continuing Equity Owners	95.8%
Members’ equity attributable to Continuing Equity Owners’ non-controlling interest	$15,007

United States Securities and Exchange Commission
June 14, 2018

The following schedule provides the calculation of non-controlling interest in the offering adjustments column.

Stockholders’ equity at i3 Verticals, Inc. prior to the offering adjustments	$658
Plus: Non-controlling interest at i3 Verticals, Inc. prior to the offering adjustments	15,007
Plus: Purchase of i3 Verticals, LLC common units with net proceeds of the offering	68,994
Less: Previously deferred offering expenses	(2,396)
Plus: Converted aggregate Junior Subordinated Note indebtedness	8,054
Less: Mezzanine and Junior Subordinated Note unamortized debt issuance costs	(123)
Plus: Value of the Tax Receivable Agreement attributable to the purchase of common units from a Continuing Equity Owner in connection with this offering	178
Stockholders’ equity at i3 Verticals, Inc. after the offering adjustments	90,372
Non-controlling interest in i3 Verticals, LLC by Continuing Equity Owners	68.3%
Stockholders’ equity attributable to Continuing Equity Owners non-controlling interest	61,724
Less: Non-controlling interest related to the Reorganization Transactions	15,007
Non-controlling interest — “Offering Adjustments” column	$46,717

Unaudited Pro Forma Interim Condensed Consolidated Statement of Operations, page 66

10.
It appears that the footnote references in the offering adjustments column for interest expense, net, provision (benefit) for income taxes and net loss attributable to non- controlling interests are incorrect. Please revise or advise.

Response:  In response to the Staff’s comment, the Registration Statement has been revised to make this correction.

United States Securities and Exchange Commission
June 14, 2018

Notes to Unaudited Pro Forma Interim Condensed Consolidated Statement of Operations, page
69

11.
We note that you included the weighted average number of vested shares of Class A common stock held by Former Equity Holders in note (h). Please tell us the number of vested and unvested shares of Class A common stock held by Former Equity Holders.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in footnote (i) on page 80 of Registration Statement. The amount of vested shares of Class A common stock includes an aggregate of 242,554 shares of vested Class A common stock held by the Continuing Equity Owners. The Former Equity Holders hold an aggregate of 828,148 shares of vested Class A common stock and 391,022 shares of unvested Class A common stock. We also advise that we have revised the line item to clarify that it relates to all vested shares of Class A common stock, not just those that relate to those held by the Former Equity Owners.

* * * * *

Please do not hesitate to contact the undersigned at (615) 742-6253 or (615) 742-7756, respectively, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ J. Page Davidson
J. Page Davidson, Esq.

and

/s/ Jay H. Knight
Jay H. Knight, Esq.

cc:	Greg Daily, Chairman and CEO
Clay Whitson, Chief Financial Officer
Paul Maple, General Counsel
Scott Meriwether, Senior Vice President - Finance